SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 4)*

                      Lexington Corporate Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    529039109
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 21, 2002
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


______________
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529039109                 Schedule 13D             Page 2 of 8 Pages
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  WC

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 993,800

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 993,800

______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 993,800
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 3.7%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  OO

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 529039109                 Schedule 13D             Page 3 of 8 Pages
______________________________________________________________________________
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors II L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  WC

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 993,800

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 993,800
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 993,800
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 3.7%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  OO

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 529039109                 Schedule 13D             Page 4 of 8 Pages

          This Amendment No. 4 (the "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors II L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on January 30, 1997 and as amended by Amendment No. 1 on April 30, 1997, Amendment No. 2 on January 5, 1998, and Amendment No. 3 on April 19, 2002 with respect to the common stock, par value $.001 per share (the "Common Stock") of Lexington Corporate Properties, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

           a) As of the close of business on May 21, 2002, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 993,800 shares of Common Stock. In reliance upon the information in the Definitive Proxy Statement of the Corporation filed with the Securities and Exchange Commission on April 15, 2002, Five Arrows believes that it beneficially owns 3.7% of the issued and outstanding shares of Common Stock (based on 24,881,159 shares of Common Stock outstanding plus 2,000,000 shares of Common Stock issuable upon conversion of the 2,000,000 shares of Convertible Preferred Stock outstanding as of April 8, 2002). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 993,800 shares of Common Stock held by Five Arrows.

          (b) Five Arrows has the sole power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) On April 23, 2002, Five Arrows, in open market sales, sold 5,000 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.9780 for a total of $79,890.00.

         On April 24, 2002, Five Arrows, in open market sales, sold 13,700 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.9178 for a total of $218,073.86.

         On April 25, 2002, Five Arrows, in open market sales, sold 30,500 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8802 for a total of $484,346.10.

         On April 29, 2002, Five Arrows, in open market sales, sold 3,200 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8556 for a total of $50,737.92.

         On April 30, 2002, Five Arrows, in open market sales, sold 33,600 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8427 for a total of $532,314.72.

         On May 1, 2002, Five Arrows, in open market sales, sold 16,500 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8534 for a total of $261,581.10.


         On May 2, 2002, Five Arrows, in open market sales, sold 62,320 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at an average per share price of $15.8800 for a total of $989,641.60.

CUSIP No. 529039109                 Schedule 13D             Page 5 of 8 Pages

         On May 3, 2002, Five Arrows, in open market sales, sold 7,000 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8800 for a total of $111,160.00.

         On May 6, 2002, Five Arrows, in open market sales, sold 7,700 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.9000 for a total of $122,430.00.

         On May 10, 2002, Five Arrows, in open market sales, sold 16,600 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8500 for a total of $263,110.00.

         On May 13, 2002, Five Arrows, in open market sales, sold 4,600 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $15.8500 for a total of $72,910.00.

         On May 21, 2002, Five Arrows, in open market sales, sold 450,000 shares of Common Stock (representing 1.7% of the shares of Common Stock outstanding) at an average per share price of $15.2200 for a total of $6,849,000.00.

          (d) Not applicable.

          (e) As of the close of business on May 21, 2002, the Reporting Persons filing hereby cease to be obligated to report on this Schedule 13D as they no longer are the beneficial owners of more than five percent of the shares of Common Stock of the Company.

CUSIP No. 529039109                 Schedule 13D             Page 6 of 8 Pages

        ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(f)(1) of the Securities Act of 1934.

CUSIP No. 529039109                 Schedule 13D             Page 7 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2002



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager

CUSIP No. 529039109                 Schedule 13D             Page 8 of 8 Pages

EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  May 21, 2002


                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager